DATED November 1, 2008

Environmental Recycling Technologies plc

and LBO Capital Inc

Licence and Royalty Agreement

Contents

No	Heading
1.	DEFINITIONS
2.	PAYMENTS
3.	COMMENCEMENT AND DURATION
4.	LICENCES
5.	KNOW-HOW
6.	ROYALTIES
7.	ACCOUNTING FOR ROYALTIES
8.	CURRENCY AND TAXES
9.	VERIFICATION
10.	SUSPENSION OF ROYALTIES
11.	PERFORMANCE
12.	IMPROVEMENTS
13.	INFRINGEMENT
14	EXCLUSION OF LIABILITY: INDEMNITY
15.	TERMINATION
16.	RIGHTS ON TERMINATION
17.	MISCELLANEOUS
18.	NOTICES
19.	LAW AND JURISDICTI0N

THE FIRST SCHEDULE

The Patents

THE SECOND SCHEDULE

The Know-how

THIS LICENCE AGREEMENT is made this 1st

day of November 2008

BETWEEN:

(1)

Environmental Recycling Technologies plc whose company registration number in England is Company Reg No: 0344 3456 and whose registered office is at Regent House, 316 Beulah Hill, London, SE19 3HF ( "ERT") and

(2)LBO Capital Inc whose registered office is (the "Licensee").

RECITAL:

ERT is the owner of the Know-how and the Patents and is entitled to grant rights in relation to them to the Licensee as provided below.

IT IS AGREED AS FOLLOWS:

1.

DEFINITIONS

1.1

In this Agreement the following terms shall have the following meanings:

"Business Day"

a day on which the banks are open for business in the  United Kingdom except Saturdays and Sundays;

"Chargeable Transaction"

the use, sale, hiring or other disposal of a Product under a Licence by or on behalf of the Licensee or Sub-licensee;

"Connected Persons"

the meaning ascribed by Section 839 of the Income and Corporation Taxes Act 1988;

"Deductions"

trade discounts and (where such items are specifically shown in the invoice) purchase, sales, import or Value Added taxes and the costs of delivery and insurance and the costs of refunds and returns, but not commission or cash discounts;

"Field of Use"

any product in the automotive field which can be manufactured using the Patents and Know-How;

"Effective Date"

the date hereof

"Licensed Product"

any automotive product or component which features as part of its manufacture the essential encapsulation of a magnesium part

"Know-how"

the technical information and data specified in the Second Schedule and any other nonpatented practical information, resulting from experience and testing, which is secret, substantial and disclosed to the Licensee in furtherance of this Agreement or any Licence;

"Licences"

the licences granted or to be granted under this Agreement;

"Licence Fee"

$625,000 payable by 30lh June 2008

"Minimum Royalty"

nil for 2008-

£100,000 for 2009

£250,000 for 2010 and thereafter

"Net Selling Price"

the price of Products the subject of a Chargeable Transaction calculated as follows:

(a)

in the case of an arm's length sale or other disposal, the gross price as charged or invoiced, less any Deductions;

(b)

in the case of use of a Product, or of 11 sale 01' other disposal which is not at an open market price, the open market price in the country where the transaction was effected or the use occurred, less any Deductions;

(c)

in the case of a leasing or hiring out, the leasing or hiring fees;

(d)

in the case of a sale or other disposal or use of

a Product which has previously been leased or hired out, the Net Selling Price as defined in paragraph (a) or paragraph (b) above (whichever is appropriate) less the reasonable

                                                                      2

costs of repair or refurbishment;

(e)

in the case of a Product which has not been used, sold or otherwise disposed of at the due date for delivery of the final statement in accordance with Clause 7.2 the open market price of similar Products in the country of manufacture at the date of expiry or earlier termination of this Agreement;

"Patents"

the patents and applications for patents specified in the First Schedule and any patent which may be granted pursuant to any of such applications; and

any patents and applications claiming priority from such patents and applications which may be granted to or made by ERT in other countries; and

any re-issues or extensions of such patents and any division and continuations of such applications;

"Product"

any product or any spare part or any replacement part of a product (including any product that is not itself a Product and that is used by a third party to make or sell Products) made or used or sold or hired out or otherwise disposed of, in any country by, or on behalf of, the Licensee or a Sub-licensee, and that:

(a)

falls within the scope of, or utilises any method or process that falls within the scope of, any of the Patents or that incorporates, or is itself, the invention the subject of any of the Patents of that country, or

(b)

embodies or utilises any of the Know-how; or

(c)

but for this Licence would infringe any copyright in the Know-how; or

(d)

but for this Licence would infringe unregistered design rights that may subsist in the Know-how;

                                                                           3

( e)

production plant and other manufacturing

equipment items, and raw materials are explicitly excluded from this definition of "Product";

"Royalties"

Royalties at the royalty rate as specified in Clause 6.

"Royalty Rate"

3 % pa

“Sub-Licence”

a sub-licence or any agreement or commitment for the grant of a sub-licence;

"Sub-licensee"

a permitted sub-licensee m respect of any of the Licences;

"Territory"

the World

2.       PAYMENTS

2.1

The Licensee shall pay to ERT

2.1.1 the Licence Fee

2.1.2 the Royalties specified

2.2

The sum referred to in Clause 2.1.1 shall not be refundable and shall not be credited against 'the amounts (if any) payable under Clause 2.1.2.

2.3

Sums payable under this Clause are exclusive of any applicable VAT.

3.

COMMENCEMENT AND DURATION

3.1

This Agreement and the initial Licence granted hereunder shall be deemed to have come into force on the Effective Date.

3.1.1

Subject to Clauses 16 and 17 herof, this Agreement and the Licences shall continue in force until the expiration of the last of the Patents.

3.1.2

The Licensee shall be responsible for obtaining any requisite registration or governmental approval of this Agreement and shall expeditiously take all necessary steps to obtain the same.

4.   LICENCES

4.1 ERT grants to the Licensee from the Effective Date the exclusive right (being a "Licence'; as defined for the purposes of this Agreement) under the Patents and Knowhow to make the Licenced Products and to use, sell and otherwise dispose of the Licenced Products so made in the Territory and to sub-license any of such rights on the terms of a Sub-licence to be approved by ERT prior to grant, such approval not to be unreasonably withheld or delayed.

4.2 ERT grants to the Licensee from the Effective Date the non-exclusive right at its request from time to time to request from ERT Rather licences within the Field of Use (being "Licences" as defined for the purposes of this Agreement):

(a)

exclusive or non-exclusive licences including the right to sub-license (on the terms of a Sub-licence to be approved by ERT prior to grant) under the Patents to make particular Products within the Field of Use and to use, sell and otherwise dispose of Products so made within the Territory;

(b)

exclusive or non-exclusive licences including the right to sub-license (on the terms of a Sub-licence to be approved by ERT prior to grant) for the purposes set out above to use:

(i)

the Know-how;

(ii)

any copyright in the Know-how;

(iii)

any unregistered design rights that may subsist in the Know-how.

4.3 The further Licences shall be in writing, shall refer to this Agreement and shall incorporate the terms of this Agreement by reference.

4.4 The provisions of Clause 4.2 shall apply unless ERT is prevented from doing so from time to time by legal obligations owed to third parties or by general obligations of law.

4.5 ERT shall approve the rate of royalty on the grant of Sub-licences when the royalty agreed to be paid shall be on a pass through basis equal to the royalty payable by the Licensee hereunder. For royalty calculation purposes, the sales of any Sub-Licensee shall be treated as part of the Licensee's sales. The provisions of this clause shall be without prejudice to ERT's right to refuse to grant a licence for other reasons.

4.6 The Licences shall granted for the purposes specifically stated in the words of grant in the relevant Licence. These rights shall not be used after the termination of the relevant Licence or otherwise unless and until, in the case of registered lights, the rights have expired, and, in the case of the Know-how, the Know-how has come into

5

the public domain otherwise than through breach or default of the Licensee and the copyright or any unregistered design rights in the relevant Know-how have expired.

4.7 ERT shall, at the request and expense of the Licensee, execute any further formal document that may be necessary to give effect to this Agreement in any country. Until such licence shall be granted formally, this Agreement shall take effect as a licence.

KNOW-HOW

5.1 ERT shall procure that the Licensee is furnished with the Know-how. ERT shall further procure that for the purposes of communicating the Know-how to the Licensee, the Licensee shall have the opportunity to consult during normal working hours, with such persons as ERT may nominate from time to time. Such consulting service is given to the Licensee without charge. For additional consulting services and by prior written agreement from the Licensee ERT may charge the Licensee its normal consultancy fees for this service.

5.2 The Licensee shall keep the Know-how confidential to the Licensee, and to such of its officers and employees as need to be informed and are bound by obligations of confidence (which the Licensee hereby undertakes to enforce) if those officers and employees need to be informed, The Licensee shall ensure that the Know-how is not disclosed to others orally or in writing, save to the extent that the Know-how:

5.2.1

as evidenced by the Licensee's written records, was lawfully known to the Licensee before its communication by or through ERT and was not communicated to the Licensee subject to any restrictions on disclosure or use; or

5.2.2

is necessarily disclosed by the sale of Products embodying any of the Knowhow; or

5.2.3

is or becomes in the public domain, otherwise than by any default of the Licensee, or persons acquiring the Know-how from the Licensee; or

5.2.4

becomes known to the Licensee by the action of a third party not in breach of any obligation of confidence; or

5.2.5

must be disclosed in order to comply with the applicable laws of any territory where the Licences subsist, to the extent of tile disclosure required; or

5.2.6

is trivial or obvious

6

ROYALTIES

6.1 The Licensee shall pay to ERT in respect of Products which are the subject of Chargeable Transactions by or 011 behalf of the Licensee and as provided in Clause 15.2 on Products held on termination, an annual Royalty at the Royalty Rate.

This Royalty is payable at the end of each calendar year. The first payment will be due at the end of calendar year 2009.

6.2  Irrespective of such Royalty Rates the Licensee guarantees subject to the provisions of Clause 10.1 of this Agreement to make an annual royalty payment of no less than the Minimum Royalty:

On the first breach of this minimum payment obligation the exclusivity granted hereunder will fall and a second breach shall entitle (but not compel) ERT to rescind this Agreement at its own discretion provided such rescission shall occur within 6 months of the relevant year in breach

After the conclusion of each calendar year, ERT shall calculate the amount payable as Royalty based on the accounts and records submitted by the Licensee under Clause 7.1 of this Agreement. If the amount calculated is lower than the guaranteed annual royalty set out in this Clause, ERT shall invoice the Licensee the difference between the royalty received at the end of the relevant calendar year and the amount of the relevant guaranteed royalty as set out in this Clause. The Licensee shall pay such amount to ERT in accordance with Clause 8.

6.3

The Licensee shall pay to ERT in respect of Products which are the subject of Chargeable Transactions by or on behalf of a Sub-licensee a royalty at the equivalent of the rate payable by the Licensee hereunder provided such amounts have been received by the Licensee from a Sub-Licensee.

6.4

If a Product is incorporated in any other product, equipment, or apparatus, manufactured or sold by or on behalf of tile Licensee or of any sub-licensee or is used by a Licensee or sub-licensee, such Product shall be accounted for separately under this Agreement at the price which would have been charged had an equivalent Product been sold separately on the open market.

6.5

Royalty shall only be payable Once in respect of the same Product.

6.6

The Licensee shall provide half-yearly forecasts of the amount of royalties likely to be payable under this Agreement.

7

ACCOUNTING FOR ROYALTIES

7.1 The Licensee shall:

7.1.1

keep true and detailed accounts and records of all royalties and other sums due under this Agreement;

7.1.2

within thirty days after: 30th June and 31st December in each year deliver to ERT a statement of all royalties and other sums due for the six-month period ending on that elate showing separately the Chargeable Transactions in each country, and (where relevant), the rate of exchange used or, if that is the case, a statement that no royalties are due;

7.1.3   send with the statement the amount shown to be due;

7.1.4

immediately and without demand send to ERT the difference between any amount already paid and the correct amount shown to be due and payable as a result of verification under Clause 9.

7.2  On termination or expiry, the final statement shall be delivered within thirty days of termination or expiry and shall include details of royalties on all Products being manufactured and all Products manufactured but not yet disposed of.

7.3   If the full of royalties and other sums due under this Agreement is not received by ERT on the due date the Licensee shall also pay to ERT interest on the outstanding amount from the due date until the date of actual payment, whether before or after judgment at a daily rate equivalent to four per cent above the base rate for the time being of The Royal Bank of Scotland plc (or its successor in title).

8  CURRENCY AND TAXES

8.1 All payments shall be made in CitySterling in placeCityLondon, country-regionEngland. Any necessary currency conversion shall be at the rate at which English bank transfers are made on the last Business Day of the period to which the relevant sales and royalty statement relates.

8.2 Payments shall be made without deduction or set-off, other than any amount that the Licensee is required to deduct or withhold by law. In regard to any such deduction, the Licensee shall use all reasonable endeavours to assist ERT to claim recovery or exemption under any double-taxation or similar agreement. The Licensee shall, on request, give ERT evidence of the payment of any such tax or sum wit Wield.

9  VERIFICATION

9.1 The Licensee shall, at its own expense, obtain and render to ERT annually, a certificate by the Licensee's external auditors certifying that the statements produced to ERT are a hue and detailed record of Chargeable Transactions, and of the royalties and other sums due.

9.2 The Licensee shall permit any authorised representative appointed by ERT, on reasonable notice, access to its premises and to its accounts, records and relevant documentation. The Licensee shall provide such information and explanations as the representative shall require to verify the statements and to satisfy ERT that the provisions of this Agreement are being complied with. The representative shall also be permitted to take copies and extracts. If the verification discloses an underpayment to ERT of more than ten per cent of the amount due, the Licensee shall promptly on demand reimburse to ERT the representative's fees and costs, and the reasonable costs incurred by ERT in respect of the verification.

9.3 ERT shall keep confidential any information that it acquires in the exercise of its rights under this clause, except information:

9.3.1 that is already lawfully known to it, or

9.3.2 that it is required to disclose by law, or

9.3.3 that is or becomes in the public domain otherwise than by any default of ERT.

10  SUSPENSION OF ROYALTIES

10.1 If any of the following events shall occur in respect of the Patents:

10.1.1  any patent application is finally refused so that the grant of a patent on it is unobtainable; or

10.1.2  any patent application is abandoned or withdrawn; or

10.1.3  any patent lapses; or

10.1.4 any patent is declared invalid or unenforceable by a court 01' tribunal of competent jurisdiction;

the royalties payable solely in respect of that patent application or patent shall cease after the date of the relevant event and the minimum payments due under Clause 6.1 of this Agreement shall not apply and will be re-negotiated, but ERT shall be entitled to all sums that have then already fallen due, whether paid or unpaid at that date. If the patent application is reinstated or the patent is restored or is subsequently established as being valid and enforceable, royalties shall again become payable together with (so far as is reasonable in all the circumstances bearing in mind what has happened to the Licensee's business) all royalties that would have been payable if the relevant event had not occurred.

10.2 ERT shall not allow to lapse or surrender any granted Patent without first giving notice to Licensee and permitting the Licensee to pay for the maintenance of that right if it considers it appropriate to do so provided that in such a circumstance the Licensee may call upon ERT to transfer the relevant Patent to its name and so cease to be obliged to pay royalties in respect thereof.

11 PERFORMANCE

The Licensee shall use all reasonable endeavours to promote the distribution and sale of Products and to make available all necessary selling and manufacturing facilities to meet demand for Products;

12 IMPROVEMENTS

12.1 Licensee and ERT shall ensure that each is promptly informed of all improvements to the Know-how made by or known to the other from time to time and all improvements to the processes protected by the Patents identified by the other from time to time. All such improvements are called "Improvements" in this Clause.

12.2 The Licensee may not use or disclose Improvements during the period of this Agreement or at any time thereafter, without ERT's written consent (which it shall not unreasonably withhold or delay) if the use or disclosure would involve disclosing the Know-how.

12.3 The Licensee undertakes to give ERT first option on co-funding the development and legal costs associated in securing intellectual property associated with any significant Improvement generated by the Licensee. ERT and the Licensee will jointly decide 011 how to exploit such intellectual property generated with third parties and share any revenues generated thereby in proportion to the co-funding ratios, Should ERT decline to co-fund the development the Licensee may choose to progress the Improvements at their own cost, retaining full ownership to the rights.

12.4 ERT shall grant to the Licensee an irrevocable, royalty-free, unrestricted world-wide licence, in respect of all Improvements, on the terms of this Agreement but for no additional consideration.

12.5 For the avoidance of doubt, it is acknowledged that the copyright and design rights in designs created for the Licensed Products and other Products by or on behalf of ERT shall remain the property of ERT.

- -- ----------------------

12.6 The Licensee shall procure that each member of the Licensee's group of companies shall, at ERT's request and cost, execute any further formal document that may be necessary to give effect to this Clause in any country.

13   INFRINGEMENT

13.1 Each party shall forthwith notify the other party in writing of any infringement or suspected or threatened infringement of any of the Patents Or unauthorised use of any of the Know-how which shall at any time come to its knowledge.

13.2 ERT shall take all appropriate action in the circumstances (including any proceedings) at its own cost to prevent or restrain any such infringement or violations within the Territory.

13.3 ERT undertakes (so far as lawful) to enforce against any licensee (including termination of its licence where appropriate) whether inside or outside the Territory in the event such a licensee shall infringe the terms of this licence.

13.4 If ERT declines to take action to deal with any such matter, then Licensee can require ERT to take action subject to Licensee bearing all costs of the action that Licensee considers necessary to protect its own interests, to the maximum extent permitted by applicable laws. ERT shall provide all assistance reasonably requested by Licensee in relation to any such action, including lending its name or be party to any legal action that Licensee cannot bring ill its own name. Licensee shall have conduct of such proceedings and shall be entitled to retain any award of damages, profits or other compensation obtained as a result of any such action (including any award of costs), bur shall indemnify, and if reasonable secure, ERT in relation to any proper costs and liability incurred by it in relation to any such actions initiated by Licensee, unless ERT itself is involved in the claim substantially beyond the extent of its obligations under this Clause.

14 EXCLUSION OF LIABILITY: INDEMNITY

14.1 ERT warrants that it has the right to enter into this Agreement and to grant the Licences.

14.2 ERT warrants that it is not aware of any third party intellectual property that may be infringed by exercise of the Licences or use of the Know-how ("Third Party Infringements").

14.3 Except as stated in Clause 14.1 and 14.2 no representation, condition or warranty whatever is made or given by or on behalf of ERT. Any implied representations, conditions and warranties (in each case) to the effect that:

14.3.1 any of the Patents, copyright or unregistered design right is valid or enforceable; or

14.3.2 any manufacture, use, sale or other disposal, reproduction or adaptation of Products or use of a process under the Patents is not an infringement of any patent, registered design, copyright or unregistered design right not vested in ERT;

14.3.3 exploitation of the rights granted to the Licensee in this Agreement will lead to any particular commercial consequences are expressly excluded.

14.4 Except as stated in Clauses 14.1 and 14.2, no representation, condition or warranty whatever is made or given by or on behalf of ERT in respect of any of the Knowhow. All representations and warranties, whether arising by operation of law or otherwise, in relation to the Know-how are expressly excluded.

14.5 Subject to the limitations detailed below, ERT shall be liable to the Licensee (whether in contract or in tort: in negligence or otherwise) for any expense, loss, damage or injury of any kind sustained by the Licensee or any third party arising or incurred in connection with the manufacture, use, storage or disposal of Products or deriving directly or indirectly out of the provision or use of the Patents, the Copyright and the unregistered design right or the Know-how or otherwise arising out of the grant of any rights under this Agreement, or the provision of any information in connection with this Agreement.

14.6 Except in respect of liability relating to the warranties in Clauses 14.1 and 14.2 or relating to ERT’s own default under this Agreement, the Licensee shall indemnify ERT from and against all claims, demands, actions, liabilities and damages (excluding any loss of profit or consequential damages) made by, or awarded to, any person and any costs and expenses thereof arising from, or connected with, the manufacture, use, sale or other disposal of Products or the provision or use of the Patents, the copyright or the unregistered design right or the Know-how or otherwise arising out of the grant of any rights under this Agreement or the provision of any information in connection with this Agreement.

14.7 The Licensee shall maintain in force during the currency of this Agreement and for twelve months thereafter adequate insurance in respect of Products and their manufacture, use and supply and shall provide evidence of such insurance to ERT on request. If ERT so directs, the Licensee shall arrange for ERT to have its interest noted on such insurance policy.

14.8 Neither party will be liable to the other regarding this Agreement for any indirect or consequential loss or damages whether caused by breach of contract (including this

Agreement), negligence, breach of any statutory duty or arising in any other way. For the purpose of this Clause, indirect or consequential loss or damage means any loss not directly arising from the breach, negligence or other event.

14.9 Except in respect of liability relating to the warranties in Clauses 14.1 and 14.2, ERT will not be liable to the Licensee for any direct loss or damage arising from any Third Patty Infringements to the extent that such liability exceeds the total sum of royalties payable by the Licensee to ERT under this Agreement for the year in which the claim is made, whether caused by breach of contract (including this Agreement), negligence or breach of statutory duty or arising in any other way.

14.10

The limits and exclusions of liability set out in Clauses 14.8 and 14.9 do not apply to any liability of either party for death or personal injury, loss caused by fraud, or any other loss for which liability may not by law be excluded or limited.

15   TERMINATION

15.1 ERT may terminate this Agreement, or any of the Licences or any exclusive rights, forthwith, by notice to the Licensee, on the happening of any of the following events:

15.1.1 if any royalties or other sums payable remain unpaid for thirty days after notice of default is given; or

15.1.2 if the Licensee is in breach of any of the other material terms or obligations of this Agreement, and the breach is not capable of remedy;

15.1.3 if in the placecountry-regionUnited Kingdom the Licensee has a Receiver or an Administrator appointed of the whole, or any pan, of its undertaking or assets, or in any other country has an officer appointed to perform a function analogous to that of a Receiver or Administrator;

15.1.4 if an order is made, or a resolution passed, for winding-up or administering the Licensee, or if a similar or analogous order is made in another jurisdiction, unless the order or resolution is part of a scheme of solvent reconstruction of the Licensee; or

15.1.5 if the Licensee directly opposes or assists any third party to oppose the grant of any of the Patents or disputes or directly assists any third party to dispute the validity of any of the Patents.

15.2 The Licensee may terminate this Agreement, or any of the Licenses or any exclusive rights forthwith, by notice to ERT, on the happening of any of the following events:

15.2.1 if ERT is in breach of any of the material terms or obligations of this Agreement, and the breach is not capable of remedy;

15.2.2 if in the United Kingdom ERT has a Receiver or an Administrator appointed of the whole, or any part, of its undertaking or assets, or in any other country has an officer appointed to perform a function analogous to that of a Receiver or Administrator;

15.2.3 if an order is made, or a resolution passed, for winding-up or administering ERT, or if a similar or analogous order is made in another jurisdiction, unless the order or resolution is part of a scheme of solvent reconstruction of ERT.

15.3   Notwithstanding any of the above, the Licensee may terminate this Agreement, or any of the Licenses or any exclusive rights; forthwith at any time on provision of one month's written notice to ERT. All monies that have fallen due for payment to ERT at the time of termination will be payable. No other monies will be payable.

15.4

If either party is in material breach of any of the provisions of this Agreement, other than the cases referred to in Clauses 14.1 and 14.2 respectively and the breach is capable of remedy, the other party may serve on the defaulting party a notice of termination of the Agreement or any of the Licences or any exclusive rights and that notice shall have automatic effect thirty days after the date of service, unless within that period the defaulting party remedies the breach.

16  RIGHTS ON TERMINATION

16.1 Termination of this Agreement, or of any of the Licences, shall be without prejudice to any rights of either party against the other that may have accrued up to the date of termination.

16.2 On termination of this Agreement for whatever cause, the Licensee shall pay to ERT royalty in respect of all Products being manufactured at the date of termination and all Products manufactured and not yet sold. The Licensee shall then be free to sell or dispose of Products on which royalty has been paid. In respect of any Products out on hire at the date of termination, the Licensee shall pay to ERT the difference between the total amount of royalties already paid at termination and the royalty that would have been payable if the Products had been sold on the termination date.

16.3 Notwithstanding the above, the Licensee shall have the right to continue manufacturing, using, selling and otherwise disposing of Products already manufactured or under manufacture as at the date of termination for a period of six (6) months following the termination of the Agreement

16.4 Termination of this Agreement for any reason shall not bring to an end:

16.4.1 the confidentiality obligations of Clause 5.2 until the Know-how comes into the public domain otherwise than through the breach or default on the part of the Licensee;

16.4.2 the obligations of the Licensee in respect of the accounting for, payment of and verification of royalties that have already fallen due for payment to ERT at the time of Termination until the settlement of all claims of ERT;

16.4.3 the provisions of Clauses 15 and 16.

17     MISCELLANEOUS

17.1 The Licensee shall not assign, charge or otherwise dispose of any of its rights or obligations under this Agreement, or any of the Licences, nor grant any Sub-licence without the consent of ERT, which ERT may not unreasonably withhold.

17.2 The failure by either party to exercise or enforce any rights under this Agreement shall not be deemed to be a waiver of any such rights. No single or partial exercise of any right, power or privilege shall bar its exercise or enforcement later.

17.3 The waiver by either patty of any breach of any of the terms of this Agreement by the other shall not be deemed to be a waiver of any other breach of this Agreement.

17.4 If any part or provision of this Agreement is prohibited, or rendered void or unenforceable by any legislation, the validity or enforceability of the Agreement as a whole or of any other part of this Agreement shall not be affected.

17.5 Except as provided in Clause 16, the rights and remedies in this Agreement are cumulative and not exclusive of any fights or remedies made available by law or in equity.

17.6 For the avoidance of doubt reference to the Licensee shall include any subsidiary or group company.

17.7 This Agreement represents the entire agreement between the parties in relation to its subject matter. It supersedes all other agreements and representations made by either party, whether oral or written. It may be modified only if the modification is in writing and signed by a duly authorised representative of each party.

18

  NOTICES

18.1 Any notice authorised or required to be given by either pal1y under this Agreement to the other patty, shall be in writing, and shall be deemed to be duly given if left at, or sent by recorded or registered post, or first class post, or fax confirmed by first class post, addressed to:

18.1.1 in the case of ERT, its office, (fax number +44 (0) 20 7692 7003), and

18.1.2 in the case of the Licensee, its registered office or the address of the Licensee at the head of this Agreement, fax number

,or by email with a receipt requested and received

unless notice of change has been given to the other party in writing.

18.2 Any notice, if sent by post, shall be deemed to have been served at the expiration of three Business Days after posting. Any notice, if sent by fax, shall be deemed to have been served at the start of the first Business Day after dispatch.

19    LAW AND JURISDICTION

English Law governs this Agreement. The Parties submit to the exclusive jurisdiction of the English Courts.

Duly executed by the parties

THE FIRST SCHEDULE

The Patents

Country                                      Patent Application No.

USA                                            6,663,822

Brazil                                          Provisional Filing No.: 004406

Canada                                     Canadian Application No.: 2367819

China                                         ZL 00 8 05413.4

Europe                                      00918302.1

Hong Kong                               HK1046115

Mexico                                       Mexico Application No.: PA/a/2001/009614

ERT has and may in future hold patents and patent applications in other territories, but ERT makes no representation that it will do so, or will continue to do so. In respect of Improvements ERT shall determine the territories where ERT applies for and retains Patents at ERTs absolute discretion, and the provisions of Clause 10.2 shall not apply in the case of Improvements. ERT undertakes to diligently prosecute so far as it is able all current patent applications to completion of the respective patents being granted but without any guarantee that all claims made will be allowed.

ERT confirms that all patents relative to the PIM process lodged in the names of 3DM Worldwide plc, 3DM International Inc, 3DM Technologies Inc, and 3DM Technologies Ltd and any other affiliate companies belong beneficially to ERT (itself formerly known as 3DM Worldwide plc)

THE SECOND SCHEDULE

The Know-how

The know-how held by ERT that relates to the processes described in the Patents and all other related knowledge.

SIGNED for Environmental Recycling Technologies plc

in the presence of:

Witness signature:   /s/ Christopher Livingston-Campbell

Name:          Christopher Livingston-Campbell

Address:

                  44 Morrell Ave

                  Oxford

                  OX4 1ND

Occupation:

                  Company Director

SIGNED for LBO Capital Inc

In the presence of:

/s/ Thomas W.Itin\

Witness signature: /s/ Tatsiana Husarava

Name: Tatsiana Husarava

Address:

               23399 commerce Dr Ste B-1

               Farmington Hills, MI 48335

Occupation:

                Corporate Secretary

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